Exhibit 11

National Presto Industries, Inc.

(IN THOUSANDS EXCEPT PER SHARE DATA)

	First Quarter
	2008	2007
Net Earnings (1)	$6,250	$5,021

Weighted average common shares outstanding (2)	6,840	6,832

Common share equivalents relating to stock options when dilutive	—	—

Adjusted common and common equivalent shares for computation (3)	6,840	6,832

Net earnings per share:
Basic (1 divided by 2)	$0.91	$0.73
Diluted (1 divided by 3)	$0.91	$0.73